JCI (London) Limited

(Registered in England)
Registration No 1410834

6 St James's Place
London SW1A 1NP

Tel 020 7491 1889
Fax 020 7491 1989

03 DEC -1 AM 7:21

PECD/JAK

25 November 2003

Office of the International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States Of America

03037700

SUPPL

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

Dear Sirs

Free State Development and Investment Corporation Limited
Issuer No. 82-296
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of Free State Development and Investment Corporation Limited in order to maintain such issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Announcement re Result of Scheme Meeting	-	**Dated 29 October 2003**
Announcement re Court Sanction and Remaining Salient Dates	-	**Dated 11 November 2003**

Yours faithfully
For and on behalf of
JCI (London) Limited

P E C Dexter
Secretary

Dew 12/1

Free State Development and Investment Corporation Limited
Incorporated in the Republic of South Africa)
(Registration number 1944/016931/06)
(Share code: FRE ISIN: ZAE000002739)
("FSD")

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819
Nasdaq trading symbol: RANGY
("Randgold & Exploration")

– RESULT OF SCHEME MEETING OF FSD SHAREHOLDERS (OTHER THAN JCI LIMITED) ("scheme members")
– COURT HEARING TO SANCTION THE SCHEME
– REMAINING SALIENT DATES

1. RESULT OF SCHEME MEETING

NewFound is authorised to announce that at the scheme meeting of scheme members held at 10:00 on Wednesday, 29 October 2003, the scheme of arrangement proposed by Randgold & Exploration between FSD and scheme members ('the scheme"), was approved by 98,12% of scheme members present and entitled to vote at the scheme meeting.

2. COURT HEARING TO SANCTION THE SCHEME

The application to the High Court of South Africa (Transvaal Provincial Division) for an order to sanction the scheme is set down for hearing on Tuesday, 11 November 2003.

3. REMAINING SALIENT DATES

The implementation of the scheme is subject to the Court granting an order sanctioning the scheme, the registration of such order by the Registrar of Companies and the approval of the Competition Commission. As the approval of the Competition Commission will not be obtained before Thursday, 13 November 2003, the implementation of the scheme will not proceed in accordance with the salient dates announced on 2 October 2003.

Shareholders will be advised of the outcome of the application for an order sanctioning the scheme and registration thereof, as well as the progress in regard to obtaining the approval of the Competition Commission and new salient dates.

Johannesburg
29 October 2003

Corporate adviser to FSD
Newfound

Corporate law adviser to FSD
Tabacks

Sponsor to FSD
River Group

Sponsor to Randgold & Exploration
HSBC

Free State Development and Investment Corporation Limited
(Incorporated in the Republic of South Africa)
(Registration number 1944/016931/06)
(Share code: FRE ISIN: ZAE000002739)
("FSD")

Randgold & Exploration Company Limited
(Incorporated in the Republic of South Africa)
(Registration number 1992/005642/06)
Share code: RNG ISIN: ZAE000008819
Nasdaq trading symbol: RANGY
("Randgold & Exploration")

- COURT SANCTIONING OF THE SCHEME
- REMAINING SALIENT DATES

1. COURT SANCTIONING OF THE SCHEME

   NewFound Capital and River Sponsors are authorised to announce that the scheme of arrangement proposed by Randgold & Exploration between FSD and shareholders of FSD, other than JCI Limited ('the scheme"), was sanctioned by the High Court of South Africa (Transvaal Provincial Division) on Tuesday, 11 November 2003.

2. REMAINING SALIENT DATES

The implementation of the scheme is subject to the Order of Court sanctioning the scheme being registered by the Registrar of Companies and the approval of the Competition Commission. As the approval of the Competition Commission will not be obtained before Thursday, 13 November 2003, the scheme will not be implemented in accordance with the salient dates announced on 2 October 2003.

Shareholders will be advised of the registration of the Order of Court sanctioning the scheme and the amended salient dates applicable to the implementation of the scheme upon receipt of the approval of the Competition Commission.

Johannesburg
11 November 2003

Corporate adviser to FSD
NEWFOUND

Corporate law adviser to FSD
TABACKS

Sponsor to FSD
RIVER GROUP

Sponsor to Randgold & Exploration
HSBC